Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Fiscal 2023 Fourth Quarter Results

Record Revenue, Gross Profit, and Adjusted EBITDA for Quarter and Year

LOUISVILLE, KY – March 21, 2024 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX), a leading provider of digital signage and media solutions, announced its financial results for the fiscal fourth quarter and year ended December 31, 2023.

Highlights:

●	All-time record revenue of $14.5 million ($15.4 million*) and $45.2 million ($46.1 million*) for the fourth quarter and full year 2023, respectively

●	All-time record gross profit of $7.5 million and $22.2 million for the fourth quarter and full year 2023, respectively

●	All-time record Adjusted EBITDA** of $2.8 million and $5.1 million for the fourth quarter and full year 2023, respectively

●	Annual recurring revenue (“ARR”) rose to an all-time high of a $16.3 million run rate exiting 2023; Company increasing 2024 exit run rate guidance to $20.0 million from $18.0 million

“I am pleased to report that the Company generated all-time record quarterly revenue of $14.5 million in the last three months of fiscal 2023, up nearly 40% versus the prior-year period, bringing the full fiscal year to $45.2 million – also a new high mark for Creative Realities,” said Rick Mills, Chief Executive Officer. “At the same time, the Company generated all-time records in terms of gross profit – $7.5 million and $22.2 million, respectively, for the fourth quarter and full year – representing gross margins of 51.8% and 49.1%, respectively. In addition, due to the strong fourth quarter, we posted positive operating income in 2023, the first time in history. We also achieved record Adjusted EBITDA of $2.8 million in the quarter, reflecting the largest media sales transaction ever, and exited the year with an ARR of $16.3 million, exceeding expectations.

“As I have conveyed repeatedly, a key financial focus is to generate high-margin, subscription Software-as-a-Service (“SaaS”) revenue, with hardware sales and deployments being one means to this end. The fact that we were able to over-perform on ARR helped the Company achieve its revenue projections, with superior gross profit, despite delayed rollouts for certain major customer deployments. As of January 1, 2024, new customer contracts and pricing changes have already driven our ARR on SaaS to $17.7 million – leading us to increase the Company’s 2024 ARR exit guidance to $20.0 million from $18 million. I cannot overemphasize the magnitude of this accomplishment, as higher ARR should accelerate our growth trajectory, bolster margins, and improve cash flow generation in the year ahead.

“We believe these results, once again, underscore the strength of our platform and demonstrate the Company’s considerable potential to drive value for shareholders. Given the momentum within our current customer base – and as our pipeline for potential new customers continues to grow – we remain excited about the future and we are on track for our best year ever.

*Gross contracted revenue prior to net presentation

**Adjusted EBITDA is a non-GAAP financial measure. A reconciliation is provided in the tables of this press release.

2023 Fourth Quarter Financial Results

In connection with both entry into a significant new multi-year media sales contract and amending a related customer contract during the fourth quarter of 2023, the Company modified its accounting for media sales to be recorded net rather than gross beginning in Q4 2023 and forward, which resulted in recording revenues associated with these customer contracts at net beginning in this quarter and for all future periods. This will have the effect of recognizing revenue at a lower value than under previous periods for the same type of transactions. While this does not impact gross profit, operating income, Adjusted EBITDA or net income in terms of absolute dollars, the percentage of such metrics as a factor of sales does change, in a manner the Company believes is a more appropriate depiction of its actual profitability. The Company’s calculation of ARR is completely unaffected by these contract amendments.

Sales were $14.5 million for the fiscal 2023 fourth quarter, an increase of $4.0 million, or 38%, as compared to the same period in fiscal 2022. Hardware revenues were $7.7 million, more than double that in 2022, reflecting growth across the Company’s customer base. Gross margin on hardware revenue was 22.5% in fiscal 2023 as compared to a negative margin in the prior-year period, reflecting greatly improved efficiencies through purchasing power and product mix as well as the write-off of obsolete inventory in the fiscal 2022 fourth quarter.

Services and other revenues were $6.8 million in the fiscal 2023 fourth quarter, a decline of 13% year-over-year, reflecting contract timing. Gross margin on Services amounted to 85.2%, a 240 basis point improvement year-over-year, with the increase driven by higher software subscription run-rates and improved service mix, leading to a record ARR of $16.3 million as of December 31, 2023.

Consolidated gross profit was $7.5 million for the fiscal 2023 fourth quarter versus $4.7 million in the prior-year period, and consolidated gross margin increased to 51.8% from 44.5% in the fiscal 2022 fourth quarter, an increase of 73 basis points, driven by higher margins across the board, expansion of SaaS-based revenue, and entry into a material, long-term media sales contract for which revenue is recognized at contract inception on a net basis.

Sales and marketing expenses in the fourth quarter rose to $1.6 million, up 47% compared to the prior-year period, reflecting enhanced investment in business development activities. Research and development expenses in the fourth quarter were roughly flat year-over-year, at $0.4 million. Fourth quarter general and administrative expenses decreased $1.0 million, or 26%, largely driven by lower stock compensation expense.

Operating income was $2.0 million for the fiscal 2023 fourth quarter versus an operating loss of $1.2 million during the same period in 2022, reflecting the aforementioned higher gross profit and lower operating expenses. The Company reported net income of $1.4 million in the quarter ended December 31, 2023 versus a net loss of $1.3 million in the prior-year period.

Adjusted EBITDA (defined later in this release) was $2.8 million in the fourth quarter of 2023 as compared to Adjusted EBITDA of $1.0 million in the prior-year period.

Balance Sheet

As of the December 31, 2023, the Company had cash on hand of approximately $2.9 million. As of the date of this earnings release, the Company has cash on hand of approximately $4.5 million, driven in part by customers with annual SaaS billings at the start of each calendar year.

As of December 31, 2023, the Company had outstanding principal debt of approximately $15.1 million, resulting in net debt of approximately $12.2 million as of that date. This represents a reduction of approximately $7.0 million in net debt as compared to December 31, 2022, at which point net debt was $19.0 million. The Company continues to repay approximately $0.4 million in debt principal monthly, with a focus to reduce its leverage ratio to between 1.0x and 1.2x by December 31, 2024. As of the date of this earnings release, the Company’s net debt position is approximately $9.5 million.

Conference Call Details

The Company will host a conference call to review the results of the Company’s fourth quarter and year ended 2023, and provide additional commentary about the Company’s recent performance, on March 21, 2024 at 9:00 am Eastern Time.

Prior to the call, participants should register at bit.ly/CRIearningsYE2023. Once registered, participants can use the weblink provided in the registration email to participate in the live webcast.  An archived edition of the year-end earnings conference call will also be posted on the Company’s website later that same day and will remain available for one year after the call.

About Creative Realities, Inc.

Creative Realities helps clients use place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. The Company designs, develops and deploys digital signage experiences for enterprise-level networks, and is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues.

With its acquisition of Reflect Systems, Inc. (“Reflect”), the Company accelerated its growth in SaaS revenue by extending its products and solutions to include Reflect’s flagship products-- the market-leading ReflectView digital signage platform and Reflect AdLogic ad management platform. ReflectView is the industry’s most comprehensive, scalable, enterprise-grade digital signage platform, powering enterprise customer networks. Reflect AdLogic has become the benchmark for digital signage powered ad networks, delivering nearly 50 million ads daily. The acquisition of Reflect also brought to the Company a media sales division with the expertise and relationships to help any digital signage venue owner develop and execute a monetization plan for their network.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results. EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules. For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K anticipated to be filed with the Securities and Exchange Commission on March 21, 2024.

Cautionary Note on Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2022 and in our Quarterly Report on Form 10-Q for the period ended June 30, 2023, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, our ability to remain listed on the Nasdaq Capital Market, our ability to realize the revenues included in our future guidance and backlog reports, our ability to satisfy our upcoming debt obligations and other liabilities, the ability of the Company to continue as a going concern, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Christina Davies

cdavies@ideagrove.com

Investor Relations:

ir@cri.com

https://investors.cri.com/

CREATIVE REALITIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	$2,910	$1,633
Accounts receivable, net	12,468	8,263
Inventories, net	2,567	2,267
Prepaid expenses and other current assets	665	1,819
Total Current Assets	18,610	13,982
Property and equipment, net	499	201
Goodwill	26,453	26,453
Other intangible assets, net	24,062	23,752
Operating lease right-of-use assets	1,041	1,584
Other non-current assets	112	43
Total Assets	$70,777	$66,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$7,876	$3,757
Accrued expenses and other current liabilities	3,761	3,828
Deferred revenues	1,132	1,223
Customer deposits	3,233	2,478
Current maturities of operating leases	505	711
Short-term portion of Secured Promissory Note	-	1,248
Short-term portion of related party Consolidation Term Loan, net of $747 and $745 discount, respectively	3,690	1,251
Short-term related party Term Loan (2022)	-	2,000
Total Current Liabilities	20,197	16,496
Long-term Secured Promissory Note	-	208
Long-term related party Acquisition Term Loan, net of $787 and $1,484 discount, respectively	9,213	8,516
Long-term related party Consolidation Term Loan, net of $94 and $840 discount, respectively	616	4,349
Long-term obligations under operating leases	536	873
Contingent consideration, at fair value	11,208	9,789
Other non-current liabilities	176	205
Total Liabilities	41,946	40,436

Shareholders' Equity
Common stock, $0.01 par value, 66,666 shares authorized; 10,409 and 7,266 shares issued and outstanding, respectively	104	72
Additional paid in capital	82,073	75,916
Accumulated deficit	(53,346)	(50,409)
Total Shareholders' Equity	28,831	25,579
Total Liabilities and Shareholders' Equity	$70,777	$66,015

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	For the Years Ended
	December 31,
	2023	2022
Sales
Hardware	$20,303	$19,895
Services and other	24,863	23,455
Total sales	45,166	43,350

Cost of sales
Hardware	15,280	16,613
Services and other	7,703	8,998
Total cost of sales	22,983	25,611
Gross profit	22,183	17,739

Operating expenses:
Sales and marketing	5,247	3,651
Research and development	1,574	1,251
General and administrative	10,795	11,892
Depreciation and amortization	3,221	2,833
Deal and transaction costs	-	592
Total operating expenses	20,837	20,219
Operating income (loss)	1,346	(2,480)

Other expense (income):
Interest expense, including amortization of debt discount	2,992	2,743
Change in fair value of contingent consideration	1,419	(1,074)
Change in fair value of warrant liability	-	(7,902)
Loss on debt waiver consent	-	1,212
Loss on warrant amendment	-	345
Loss on settlement of obligations	-	237
Other expenses (income), net	(211)	4
Total other expense (income)	4,200	(4,435)
Net (loss) income before income taxes	(2,854)	1,955
Income tax expense	(83)	(79)
Net (loss) income	$(2,937)	$1,876
Net (loss) income per common share - basic	$(0.35)	$0.28
Net (loss) income per common share - diluted	$(0.35)	$0.28
Weighted average shares outstanding - basic	8,479	6,664
Weighted average shares outstanding - diluted	8,479	6,664

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share per share amounts)

	For the Years Ended
	December 31,
	2023	2022
Operating Activities:
Net (loss) income	$(2,937)	$1,876
Adjustments to reconcile net (loss) income to be used in operating activities:
Depreciation and amortization	3,221	2,833
Amortization of debt discount	1,443	1,268
Amortization of stock-based compensation	563	2,116
Bad debt expense	153	398
Loss (gain) on change in fair value of contingent consideration	1,419	(1,074)
Deferred income taxes	44	-
Gain on change in fair value of warrants	-	(7,902)
Loss on debt waiver consent	-	1,212
Loss on warrant amendment	-	345
Loss on settlement of obligations	-	237
Changes to operating assets and liabilities:
Accounts receivable	(4,358)	(3,927)
Inventories, net	(300)	(197)
Prepaid expenses and other current assets	952	480
Accounts payable	4,486	914
Accrued expenses and other current liabilities	(47)	1,112
Deferred revenue	(91)	(462)
Customer deposits	755	110
Other, net	(136)	(47)
Net cash provided by (used in) operating activities	5,167	(708)

Investing activities
Acquisition of business, net of cash acquired	-	(17,186)
Purchases of property and equipment	(306)	(149)
Capitalization of internal and external labor for software development	(3,721)	(4,140)
Net cash used in investing activities	(4,027)	(21,475)

Financing activities
Proceeds from sale of common stock, net of offering expenses	5,454	-
Proceeds from Acquisition Term Loan, net of offering expenses	-	9,868
Proceeds from sale & exercise of pre-funded warrants in PIPE, net of offering expenses	-	8,295
Proceeds from Term Loan (2022)	-	2,000
Proceeds from sale of common stock in PIPE, net of offering expenses	-	1,814
Repayment of Consolidated Term Loan	(2,040)
Repayment of Term Loan (2022)	(2,000)	-
Repayment of Secured Promissory Note	(1,254)	(1,044)
Principal payments on finance leases	(23)	-
Net cash provided by financing activities	137	20,933
Increase (decrease) in Cash and Cash Equivalents	1,277	(1,250)
Cash and Cash Equivalents, beginning of year	1,633	2,883
Cash and Cash Equivalents, end of year	$2,910	$1,633

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

		Quarters Ended
	Year Ended	December 31,	September 30,	June 30,	March 31,
Quarters ended	2023	2023	2023	2023	2023
GAAP net (loss) income	$(2,937)	$1,419	$(1,931)	$(1,425)	$(1,000)
Interest expense:
Amortization of debt discount	1,443	366	363	358	356
Other interest, net	1,549	302	371	429	447
Depreciation/amortization:
Amortization of intangible assets	3,055	781	766	754	754
Amortization of employee share-based awards	383	4	3	151	225
Depreciation of property and equipment	166	48	50	43	25
Income tax expense (benefit)	83	10	(15)	45	43
EBITDA	$3,742	$2,930	$(393)	$355	$850
Adjustments
Loss (Gain) on fair value of contingent consideration	1,419	(42)	1,369	16	76
Stock-based compensation – Director grants	150	21	43	43	43
Other expense (income)	(211)	(79)	3	(123)	(12)
Adjusted EBITDA	$5,100	$2,830	$1,022	$291	$957

		Quarters Ended
	Year Ended	December 31,	September 30,	June 30,	March 31,
Quarters ended	2022	2022	2022	2022	2022
GAAP net income (loss)	$1,876	$(1,334)	$(554)	$1,262	$2,502
Interest expense:
Amortization of debt discount	1,268	364	363	360	181
Other interest, net	1,475	423	394	390	268
Depreciation/amortization:
Amortization of intangible assets	2,702	743	848	431	680
Amortization of employee share-based awards	1,689	448	456	316	469
Depreciation of property and equipment	131	30	37	37	27
Income tax expense (benefit)	79	33	(10)	53	3
EBITDA	$9,220	$707	$1,534	$2,849	$4,130
Adjustments
Gain on fair value of warrant liability	(7,902)	-	-	(2,433)	(5,469)
Loss (gain) on settlement of obligations	237	-	(37)	(21)	295
Loss on debt waiver consent	1,212	-	-	-	1,212
Loss on warrant amendment	345	-	-	345	-
(Gain) loss on fair value of contingent consideration	(1,074)	(705)	(442)	73	-
Disposal of Safe Space Solutions inventory	909	909	-	-	-
Deal and transaction costs	592	54	110	37	391
Other income	4	7	2	1	(6)
Stock-based compensation – Director grants	302	56	82	82	82
Adjusted EBITDA	$3,845	$1,028	$1,249	$933	$635